UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Eagle Bancorp Montana, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26942G100

(CUSIP Number)

Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 pages.

Exhibit Index located on Page 16	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 26942G100	Page 2 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 367,400 9. Sole Dispositive Power 10. Shared Dispositive Power 367,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.00%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 3 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 165,700 9. Sole Dispositive Power 10. Shared Dispositive Power 165,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 165,700
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.06%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 4 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 5,100 9. Sole Dispositive Power 10. Shared Dispositive Power 5,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.12%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 5 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 23,900 9. Sole Dispositive Power 10. Shared Dispositive Power 23,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.59%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 6 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 133,500 9. Sole Dispositive Power 10. Shared Dispositive Power 133,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.27%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 7 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 46,700 9. Sole Dispositive Power 10. Shared Dispositive Power 46,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,700

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	¨

13.	Percent of Class Represented by Amount in Row (11) 1.14%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 8 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Thrift Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 3,200 9. Sole Dispositive Power 10. Shared Dispositive Power 3,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.08%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 9 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 155,000 9. Sole Dispositive Power 10. Shared Dispositive Power 155,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 3.80%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.26942G100	Page 10 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 367,400 9. Sole Dispositive Power 10. Shared Dispositive Power 367,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,400
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.00%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Page 11 of 16 Pages
Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share ("Common Stock"), of Eagle Bancorp Montana, Inc. (the "Issuer"), a company incorporated in Delaware, with its principal office at 1400 Prospect Avenue, Helena, Montana 59601.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), Malta Offshore, Ltd., a Cayman Islands company ("MO"), and Malta Thrift Fund, L.P., a Delaware limited partnership ("Thrift") (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, and Thrift (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, (vii) Thrift, with respect to shares of Common Stock beneficially owned by it, and (viii) Terry Maltese, as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MO and Thrift; and as managing member of SOAM Ventures, LLC ("Ventures"), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. ("SCP"), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MHFII, and Thrift are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, Thrift, SCP, SOAM, and Holdings. The non-managing member of Holdings and SOAM is Sandler O'Neill Holdings, LLC, a New York limited liability company ("S.O. Holdings").

(b)    The address of the principal offices of each of MP, MHF, MHFII, Thrift, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The address of the principal office of S.O. Holdings is c/o Sandler O'Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c)    The principal business of MP, MHF, MHFII, Thrift, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, MO, Thrift, SCP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MP, MHF, MHFII, MO, Thrift, SCP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

    The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, Thrift, and SCP is $52,836, $249,738, $1,393,791, $474,268, $36,216, and $1,616,118 respectively. Such shares were purchased with the investment capital of the respective entities.

Page 12 of 16 Pages
Item 4.    Purpose of Transaction.

    The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 4,083,127 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on February 11, 2011:

(i)	MP beneficially owned 5,100 shares of Common Stock, constituting approximately 0.12% of the shares outstanding.

(ii)	MHF beneficially owned 23,900 shares of Common Stock, constituting approximately 0.59% of the shares outstanding.

(iii)	MHFII beneficially owned 133,500 shares of Common Stock, constituting approximately 3.27% of the shares outstanding.

(iv)	MO beneficially owned 46,700 shares of Common Stock, constituting approximately 1.14% of the shares outstanding.

(v)	Thrift beneficially owned 3,200 shares of Common Stock, constituting approximately 0.08% of the shares outstanding.

(vi)	SCP beneficially owned 155,000 shares of Common Stock, constituting approximately 3.80% of the shares outstanding.

(vii)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, Thrift ,and as an affiliate of Ventures, management company for SCP, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 5,100 shares owned by MP, the 23,900 shares owned by MHF, the 133,500 shares owned by MHFII, the 46,700 shares owned by MO, the 3,200 shares owned by Thrift, and the 155,000 shares owned by SCP, or an aggregate of 367,400 shares of Common Stock, constituting approximately 9.00% of the shares outstanding.

(viii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII, and Thrift, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 5,100 shares owned by MP, the 23,900 shares owned by MHF, the 133,500 shares owned by MHFII, and the 3,200 shares owned by Thrift, or an aggregate of 165,700 shares of Common Stock, constituting approximately 4.06% of the shares outstanding.

(ix)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM, and Ventures, Mr. Maltese may be deemed to beneficially own the 5,100 shares owned by MP, the 23,900 shares owned by MHF, the 133,500 shares owned by MHFII, the 46,700 shares owned by MO, the 3,200 shares owned by Thrift, and the 155,000 shares owned by SCP, or an aggregate of 367,400 shares of Common Stock, constituting approximately 9.00% of the shares outstanding.

Page 13 of 16 Pages

(x)	In the aggregate, the Reporting Persons beneficially own 367,400 shares of Common Stock, constituting approximately 9.00% of the shares outstanding.

(xi)	S.O. Holdings directly owned no shares of Common Stock.

(b)  The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as Managing Member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to March 21, 2011 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days
Date	Transaction	Price	Shares
Ø
Transactions by MHF last 60 days
Date	Transaction	Price	Shares
02/03/11	Purchase	11.0500	1,900
03/01/11	Purchase	11.2500	100
03/04/11	Purchase	11.2500	200
03/07/11	Purchase	11.2500	100
03/08/11	Purchase	11.3430	200
03/09/11	Purchase	11.3500	200
03/10/11	Purchase	11.3311	500
03/11/11	Purchase	11.3500	200
03/14/11	Purchase	11.3500	100

Transactions by MHFII last 60 days
Date	Transaction	Price	Shares
02/03/11	Purchase	11.0500	9,200
02/04/11	Purchase	11.0500	300
03/01/11	Purchase	11.2500	300
03/04/11	Purchase	11.2500	1,000
03/07/11	Purchase	11.2500	500
03/08/11	Purchase	11.3430	900
03/09/11	Purchase	11.3500	800
03/10/11	Purchase	11.3311	2,600
03/11/11	Purchase	11.3500	1,200
03/14/11	Purchase	11.3500	300

Page 14 of 16 Pages

Transactions by MO last 60 days
Date	Transaction	Price	Shares
02/03/11	Purchase	11.0500	100

Transactions by Thrift last 60 days
Date	Transaction	Price	Shares
03/01/11	Purchase	11.2500	200
03/04/11	Purchase	11.2500	400
03/07/11	Purchase	11.2500	200
03/08/11	Purchase	11.3430	400
03/09/11	Purchase	11.3500	300
03/10/11	Purchase	11.3311	1,100
03/11/11	Purchase	11.3500	500
03/14/11	Purchase	11.3500	100

Transactions by SCP last 60 days
Date	Transaction	Price	Shares
Ø

 (d) Not applicable.

(e) Not applicable.

 Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2011

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese Managing Member		the sole general partner

By:	Terry Maltese	By:	/s/ Terry Maltese
	Director		Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC	By:	/s/ Terry Maltese
	the sole general partner		President

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese President

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

MALTA THRIFT FUND, L.P.

By:	SOAM Holdings, LLC,
the sole general partner

By:	/s/ Terry Maltese
Terry Maltese Managing Member

Page 16 of 16 Pages
EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  March 21, 2011

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese Managing Member		the sole general partner

By:	Terry Maltese	By:	/s/ Terry Maltese
	Director		Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC	By:	/s/ Terry Maltese
	the sole general partner		President

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese President

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

MALTA THRIFT FUND, L.P.

By:	SOAM Holdings, LLC,
the sole general partner

By:	/s/ Terry Maltese
Terry Maltese Managing Member

SK 27061 0001 1181605